Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Churchill Capital Corp. III (the “Company”) on Form S-1 pursuant to Rule 462(b) under Securities Act of 1933, as amended, of our report dated January 29, 2020, except for Note 8 as to which date is February 12, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Churchill Capital Corp. III as of December 31, 2019 and for the period from October 30, 2019 (inception) through December 31, 2019, appearing in the Registration Statement on Form S-1, as filed (File No. 333-236153), of Churchill Capital Corp. III.

/s/ Marcum llp

Marcum llp

New York NY

February 13, 2020